UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2013

July 31, 2013

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL: http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office TEL (03) 3240-3110
Quarterly securities report issuing date: August 14, 2013		Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2013

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2013	1,317,382	9.8	420,646	23.5	255,287	39.6
June 30, 2012	1,200,343	(17.7)	340,729	(43.3)	182,917	(63.5)

(*)	Comprehensive income June 30, 2013: 265,548 million yen, 7.1% ; June 30, 2012: 247,840 million yen, (62.5)%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Three months ended	yen	yen
June 30, 2013	18.03	17.96
June 30, 2012	12.93	12.89

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)
As of	million yen	million yen	%
June 30, 2013	234,081,703	13,682,265	5.1
March 31, 2013	234,498,701	13,519,655	5.0

(Reference) Shareholders’ equity as of             June 30, 2013: 11,849,951 million yen;         March 31, 2013: 11,736,617 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

2.	Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2013	—	6.00	—	7.00	13.00
ending March 31, 2014	—	——	——	——	——
ending March 31, 2014 (Forecast)	——	7.00	—	7.00	14.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3.	Earnings Target for the Fiscal Year ending March 31, 2014 (Consolidated)

MUFG has the target of 760.0 billion yen of consolidated net income for the fiscal year ending March 31, 2014. (There is no change to our earnings target released on May 15, 2013.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2013	14,160,338,420 shares
	March 31, 2013	14,158,585,720 shares
(B) Treasury stocks:	June 30, 2013	3,104,146 shares
	March 31, 2013	3,411,544 shares
(C) Average outstanding stocks:	Three months ended June 30, 2013	14,155,716,167 shares
	Three months ended June 30, 2012	14,145,812,888 shares

Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2013	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2014	—	——	——	——	——
Fiscal year ending March 31, 2014 (Forecast)	——	57.50	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2013	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2014	—	——	——	——	——
Fiscal year ending March 31, 2014 (Forecast)	——	2.65	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements	2

(1) Consolidated Balance Sheets	2

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4

(3) Notes on Going-Concern Assumption	6

(4) Notes for Material Changes in Shareholders’ Equity	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2013”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of June 30, 2013
Assets:
Cash and due from banks	11,457,999	18,747,788
Call loans and bills bought	580,906	608,134
Receivables under resale agreements	5,635,326	6,085,791
Receivables under securities borrowing transactions	2,589,171	3,849,629
Monetary claims bought	3,365,787	3,511,683
Trading assets	20,570,422	17,988,472
Money held in trust	501,934	563,427
Securities	79,526,850	71,070,967
Loans and bills discounted	91,299,557	92,888,022
Foreign exchanges	1,499,694	1,604,534
Other assets	8,097,431	7,655,712
Tangible fixed assets	1,404,687	1,427,188
Intangible fixed assets	1,091,392	1,091,518
Deferred tax assets	95,814	248,172
Customers’ liabilities for acceptances and guarantees	7,869,182	7,813,492
Allowance for credit losses	(1,087,457)	(1,072,834)

Total assets	234,498,701	234,081,703

Liabilities:
Deposits	131,697,096	134,028,634
Negotiable certificates of deposit	14,855,049	13,756,707
Call money and bills sold	3,980,493	2,946,014
Payables under repurchase agreements	15,886,923	18,749,185
Payables under securities lending transactions	4,027,390	2,537,593
Commercial papers	1,048,856	1,097,418
Trading liabilities	15,379,226	13,134,866
Borrowed money	10,758,136	10,708,290
Foreign exchanges	859,469	1,199,550
Short-term bonds payable	462,161	406,710
Bonds payable	6,114,578	5,862,317
Due to trust accounts	1,503,215	1,437,340
Other liabilities	5,742,901	6,042,828
Reserve for bonuses	62,707	27,996
Reserve for bonuses to directors	891	430
Reserve for retirement benefits	84,911	54,693
Reserve for retirement benefits to directors	1,438	935
Reserve for loyalty award credits	7,798	8,154
Reserve for contingent losses	296,471	269,834
Reserves under special laws	1,969	2,163
Deferred tax liabilities	180,485	156,925
Deferred tax liabilities for land revaluation	157,688	157,351
Acceptances and guarantees	7,869,182	7,813,492

Total liabilities	220,979,045	220,399,437

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of June 30, 2013
Net assets:
Capital stock	2,139,378	2,139,715
Capital surplus	2,172,930	2,173,210
Retained earnings	6,267,976	6,415,472
Treasury stock	(1,929)	(1,666)

Total shareholders’ equity	10,578,356	10,726,731

Net unrealized gains (losses) on other securities	1,207,963	990,201
Net deferred gains (losses) on hedging instruments	45,146	1,465
Land revaluation excess	159,952	159,649
Foreign currency translation adjustments	(195,421)	34,996
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(59,379)	(63,092)

Total accumulated other comprehensive income	1,158,261	1,123,220

Subscription rights to shares	8,884	8,716
Minority interests	1,774,153	1,823,597

Total net assets	13,519,655	13,682,265

Total liabilities and net assets	234,498,701	234,081,703

3

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2012	For the three months ended June 30, 2013
Ordinary income	1,200,343	1,317,382
Interest income	547,835	558,555
Interest on loans and bills discounted	376,278	384,617
Interest and dividends on securities	126,590	128,000
Trust fees	21,833	24,935
Fees and commissions	255,743	318,034
Trading income	63,225	82,173
Other business income	251,571	233,104
Other ordinary income	60,134	100,577
Ordinary expenses	859,613	896,735
Interest expenses	129,067	117,204
Interest on deposits	45,355	46,805
Fees and commissions	41,974	47,238
Trading expenses	763	632
Other business expenses	36,127	102,793
General and administrative expenses	536,757	576,111
Other ordinary expenses	114,924	52,756

Ordinary profits	340,729	420,646

Extraordinary gains	2,718	1,374
Gains on disposition of fixed assets	860	1,374
Gains on negative goodwill	339	—
Reversal of reserve for contingent liabilities from financial instruments transactions	68	—
Transfer gains on divestiture of businesses	1,450	—
Extraordinary losses	25,804	28,230
Losses on disposition of fixed assets	1,519	871
Losses on impairment of fixed assets	947	457
Provision for reserve for contingent liabilities from financial instruments transactions	—	193
Settlement package	—	24,537
Losses on sales of equity securities of subsidiaries	—	2,170
Losses on change in equity	23,285	—
Others	51	—

Income before income taxes and others	317,644	393,790

Income taxes-current	29,031	98,062
Income taxes-deferred	74,081	(2,603)

Total taxes	103,113	95,459

Income before minority interests	214,530	298,331

Minority interests	31,613	43,043

Net income	182,917	255,287

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2012	For the three months ended June 30, 2013
Income before minority interests	214,530	298,331
Other comprehensive income
Net unrealized gains (losses) on other securities	(155,315)	(215,401)
Net deferred gains (losses) on hedging instruments	11,153	(44,884)
Land revaluation excess	—	(22)
Foreign currency translation adjustments	113,146	130,986
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(1,891)	(3,797)
Share of other comprehensive income of associates accounted for using equity method	66,217	100,335

Total other comprehensive income	33,309	(32,782)

Comprehensive income	247,840	265,548

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	215,455	220,527
Comprehensive income attributable to minority interests	32,385	45,020

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

6

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2013

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	5

3. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	6

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	10

(Reference)

Exposure to “Securitized Products and Related Investments”		——	11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2013 (A)	June 30, 2012 (B)
Gross profits	948.9	932.3	16.6
Gross profits before credit costs for trust accounts	948.9	932.3	16.6
Net interest income	441.3	418.7	22.5
Trust fees	24.9	21.8	3.1
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	270.7	213.7	57.0
Net trading profits	81.5	62.4	19.0
Net other business profits	130.3	215.4	(85.1)
Net gains (losses) on debt securities	67.5	217.0	(149.5)
General and administrative expenses	566.5	518.0	48.5
Amortization of goodwill	8.4	7.2	1.1
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	390.7	421.4	(30.7)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	382.3	414.2	(31.8)
Provision for general allowance for credit losses (2)	14.8	—	14.8
Net business profits*	397.2	414.2	(17.0)
Net non-recurring gains (losses)	23.4	(73.5)	96.9
Credit costs (3)	(45.5)	(31.1)	(14.4)
Losses on loan write-offs	(27.3)	(30.3)	3.0
Provision for specific allowance for credit losses	(16.3)	—	(16.3)
Other credit costs	(1.8)	(0.7)	(1.1)
Reversal of allowance for credit losses (4)	—	2.3	(2.3)
Reversal of reserve for contingent losses included in credit costs (5)	0.3	1.0	(0.6)
Gains on loans written-off (6)	14.8	12.8	2.0
Net gains (losses) on equity securities	12.8	(54.5)	67.3
Gains on sales of equity securities	23.9	14.3	9.6
Losses on sales of equity securities	(3.7)	(4.3)	0.5
Losses on write-down of equity securities	(7.3)	(64.6)	57.2
Profits (losses) from investments in affiliates	39.6	10.1	29.5
Other non-recurring gains (losses)	1.2	(14.2)	15.4

Ordinary profits	420.6	340.7	79.9

Net extraordinary gains (losses)	(26.8)	(23.0)	(3.7)
Settlement package	(24.5)	—	(24.5)
Losses on change in equity	—	(23.2)	23.2
Income before income taxes and others	393.7	317.6	76.1
Income taxes-current	98.0	29.0	69.0
Income taxes-deferred	(2.6)	74.0	(76.6)
Total taxes	95.4	103.1	(7.6)
Income before minority interests	298.3	214.5	83.8
Minority interests	43.0	31.6	11.4

Net income	255.2	182.9	72.3

Note:

*        Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(15.4)	(14.8)	(0.6)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2013 (A)	June 30, 2012 (B)
Gross profits	580.7	644.0	(63.2)
Gross profits before credit costs for trust accounts	580.7	644.0	(63.2)
Net interest income	316.1	297.6	18.4
Trust fees	18.2	15.8	2.3
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	119.3	98.5	20.8
Net trading profits	6.1	23.4	(17.2)
Net other business profits	120.9	208.5	(87.6)
Net gains (losses) on debt securities	57.1	212.9	(155.7)
General and administrative expenses	325.6	311.1	14.5
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	255.1	332.9	(77.7)
Provision for general allowance for credit losses (2)	11.0	5.9	5.1
Net business profits	266.2	338.8	(72.6)
Net non-recurring gains (losses)	(27.4)	(103.5)	76.1
Credit costs (3)	(24.9)	(15.4)	(9.5)
Losses on loan write-offs	(10.9)	(10.2)	(0.6)
Provision for specific allowance for credit losses	(12.1)	(4.4)	(7.6)
Other credit costs	(1.8)	(0.6)	(1.2)
Reversal of allowance for credit losses (4)	2.0	3.7	(1.7)
Reversal of reserve for contingent losses included in credit costs (5)	1.5	0.5	0.9
Gains on loans written-off (6)	8.0	5.4	2.5
Net gains (losses) on equity securities	(13.1)	(75.7)	62.5
Gains on sales of equity securities	14.2	13.2	1.0
Losses on sales of equity securities	(2.8)	(3.6)	0.8
Losses on write-down of equity securities	(24.5)	(85.3)	60.7
Other non-recurring gains (losses)	(0.8)	(22.2)	21.3

Ordinary profits	238.8	235.3	3.4

Net extraordinary gains (losses)	(23.6)	4.2	(27.8)
Settlement package	(24.5)	—	(24.5)
Gains on liquidation of subsidiaries	—	5.7	(5.7)
Income before income taxes	215.1	239.5	(24.4)
Income taxes-current	79.1	6.6	72.4
Income taxes-deferred	(6.2)	82.0	(88.3)
Total taxes	72.8	88.7	(15.8)

Net income	142.2	150.8	(8.5)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(2.2)	0.4	(2.6)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2013 (A)	June 30, 2012 (B)
Gross profits	493.0	553.3	(60.2)
Net interest income	274.1	260.2	13.9
Net fees and commissions	99.7	80.7	19.0
Net trading profits	18.6	19.4	(0.8)
Net other business profits	100.4	192.9	(92.4)
Net gains (losses) on debt securities	51.6	195.8	(144.1)
General and administrative expenses	281.2	265.2	16.0
Amortization of goodwill	0.0	0.0	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	211.8	288.1	(76.2)
Net business profits before provision for general allowance for credit losses	211.7	288.0	(76.3)
Provision for general allowance for credit losses (1)	11.0	5.9	5.1
Net business profits	222.8	294.0	(71.2)
Net non-recurring gains (losses)	(27.3)	(99.8)	72.5
Credit costs (2)	(24.2)	(14.6)	(9.5)
Losses on loan write-offs	(10.3)	(9.5)	(0.8)
Provision for specific allowance for credit losses	(12.1)	(4.4)	(7.6)
Other credit costs	(1.7)	(0.6)	(1.1)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	1.5	0.5	0.9
Gains on loans written-off (5)	7.9	5.1	2.8
Net gains (losses) on equity securities	(13.4)	(74.2)	60.8
Gains on sales of equity securities	11.6	6.0	5.6
Losses on sales of equity securities	(0.8)	(2.9)	2.0
Losses on write-down of equity securities	(24.2)	(77.3)	53.1
Other non-recurring gains (losses)	0.8	(16.5)	17.4

Ordinary profits	195.4	194.1	1.3

Net extraordinary gains (losses)	(23.6)	4.3	(27.9)
Settlement package	(24.5)	—	(24.5)
Gains on liquidation of subsidiaries	—	5.7	(5.7)
Income before income taxes	171.8	198.4	(26.6)
Income taxes-current	67.3	1.7	65.5
Income taxes-deferred	(4.1)	78.4	(82.5)
Total taxes	63.2	80.2	(17.0)

Net income	108.5	118.1	(9.5)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(3.6)	(3.0)	(0.6)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2013 (A)	June 30, 2012 (B)
Gross profits	87.7	90.7	(2.9)
Gross profits before credit costs for trust accounts	87.7	90.7	(2.9)
Trust fees	18.2	15.8	2.3
Credit costs for trust accounts (1)	—	—	—
Net interest income	41.9	37.4	4.5
Net fees and commissions	19.6	17.8	1.8
Net trading profits	(12.4)	3.9	(16.4)
Net other business profits	20.4	15.6	4.7
Net gains (losses) on debt securities	5.5	17.0	(11.5)
General and administrative expenses	44.3	45.8	(1.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	43.3	44.8	(1.4)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	43.3	44.8	(1.4)
Net non-recurring gains (losses)	(0.0)	(3.6)	3.5
Credit costs (3)	(0.6)	(0.7)	0.0
Losses on loan write-offs	(0.5)	(0.7)	0.1
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.0)	—	(0.0)
Reversal of allowance for credit losses (4)	2.0	3.7	(1.7)
Reversal of reserve for contingent losses included in credit costs (5)	—	0.0	(0.0)
Gains on loans written-off (6)	0.0	0.3	(0.2)
Net gains (losses) on equity securities	0.2	(1.4)	1.7
Gains on sales of equity securities	2.6	7.2	(4.5)
Losses on sales of equity securities	(1.9)	(0.7)	(1.2)
Losses on write-down of equity securities	(0.3)	(7.9)	7.5
Other non-recurring gains (losses)	(1.7)	(5.6)	3.9

Ordinary profits	43.3	41.2	2.1

Net extraordinary gains (losses)	0.0	(0.0)	0.0
Income before income taxes	43.3	41.1	2.1
Income taxes-current	11.7	4.8	6.9
Income taxes-deferred	(2.1)	3.5	(5.7)
Total taxes	9.6	8.4	1.1

Net income	33.7	32.6	1.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1.4	3.4	(2.0)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in billions of yen)
	As of June 30, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	133.1	134.3
Doubtful	980.3	1,009.8
Special Attention	515.9	552.6
Non Performing Loans	1,629.4	1,696.8

Total loans	95,219.8	94,261.7
Non Performing Loans / Total loans	1.71%	1.80%

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	129.9	131.4
Doubtful	936.3	963.1
Special Attention	495.0	533.1
Non Performing Loans	1,561.3	1,627.6

Total loans	83,711.5	82,623.9
Non Performing Loans / Total loans	1.86%	1.96%

MUTB Non-consolidated

	(in billions of yen)
	As of June 30, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	3.0	2.8
Doubtful	42.7	46.5
Special Attention	20.0	19.0
Non Performing Loans	65.9	68.5

Total loans	11,470.4	11,598.3
Non Performing Loans / Total loans	0.57%	0.59%

MUTB Non-consolidated: Trust Account

	(in billions of yen)
	As of June 30, 2013	As of March 31, 2013
Bankrupt or De facto Bankrupt	0.0	0.0
Doubtful	1.2	0.1
Special Attention	0.8	0.4
Non Performing Loans	2.1	0.6

Total loans	37.8	39.4
Non Performing Loans / Total loans	5.68%	1.65%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	2,167.5	51.1	2,180.1	53.6

	(in billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	68,625.3	1,516.9	77,091.8	1,885.1
Domestic equity securities	4,189.0	1,345.2	3,896.5	1,046.0
Domestic bonds	42,978.7	99.6	51,473.0	371.5
Other	21,457.6	72.0	21,722.2	467.5
Foreign equity securities	207.7	89.3	209.1	94.6
Foreign bonds	18,667.3	(37.0)	18,381.4	305.2
Other	2,582.6	19.7	3,131.6	67.7

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,524.7	49.3	1,449.3	49.6
Stocks of subsidiaries and affiliates	134.3	16.2	77.1	27.0

	(in billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	55,489.3	1,024.5	60,949.6	1,276.7
Domestic equity securities	3,369.2	949.8	3,128.8	701.6
Domestic bonds	37,456.9	67.2	44,334.0	292.9
Other	14,663.1	7.3	13,486.8	282.1
Foreign equity securities	206.5	86.8	207.1	92.5
Foreign bonds	12,450.7	(91.2)	10,820.3	116.5
Other	2,005.8	11.7	2,459.3	73.0

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	444.0	1.8	538.1	3.2
Stocks of subsidiaries and affiliates	57.7	79.5	57.7	88.1

	(in billions of yen)
	As of June 30, 2013		As of March 31, 2013
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	10,225.3	378.7	13,625.7	480.8
Domestic equity securities	839.3	295.8	785.7	242.7
Domestic bonds	5,361.4	23.2	6,908.0	71.8
Other	4,024.5	59.5	5,932.0	166.2
Foreign equity securities	0.5	0.1	0.4	0.1
Foreign bonds	3,705.5	45.5	5,476.1	162.3
Other	318.4	13.9	455.4	3.7

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2013	For the three months ended June 30, 2012
ROE	9.85	7.79

Note:

ROE is computed as follows:

(Net income × 4) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2013	For the three months ended June 30, 2012
Average interest rate on loans and bills discounted	1.11	1.24
Average interest rate on deposits and NCD	0.06	0.07
Interest rate spread	1.05	1.16

(After excluding loans to the Japanese government and governmental organizations)

	(percentage per annum)
Average interest rate on loans and bills discounted	1.25	1.36
Interest rate spread	1.19	1.29

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2013	As of March 31, 2013
Deposits (ending balance)	125,240.7	123,934.4
Deposits (average balance)	123,796.3	120,065.7
Loans (ending balance)	86,230.6	85,378.3
Loans (average balance)	86,166.0	83,070.8

	(in billions of yen)
	As of June 30, 2013	As of March 31, 2013
Domestic deposits (ending balance)*	110,964.9	110,995.7
Individuals	68,445.6	67,342.8

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2013	As of June 30, 2013
Assets:
Loans and bills discounted	103.6	104.9
Securities	52,034.3	51,708.0
Beneficiary rights to the trust	34,923.4	38,108.2
Securities held in custody accounts	3,061.0	3,242.6
Monetary claims	12,287.3	11,929.9
Tangible fixed assets	9,436.6	9,443.1
Intangible fixed assets	122.1	121.1
Other claims	3,931.1	3,704.2
Call loans	1,594.6	1,519.9
Due from banking account	1,491.5	1,437.3
Cash and due from banks	1,734.9	1,843.1

Total	120,720.9	123,162.6

Liabilities:
Money trusts	19,503.7	18,883.8
Pension trusts	12,352.9	12,744.4
Property formation benefit trusts	11.8	10.8
Investment trusts	34,238.6	37,411.8
Money entrusted other than money trusts	2,367.3	2,532.0
Securities trusts	4,348.9	4,292.0
Monetary claim trusts	12,457.5	12,087.0
Equipment trusts	28.0	31.1
Land and fixtures trusts	84.5	84.5
Composite trusts	35,327.2	35,084.7

Total	120,720.9	123,162.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of June 30, 2013 is outlined below. (Figures are on a managerial basis and rounded off to the billion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of June 2013 increased to ¥2.62 trillion in total, an increase of ¥0.18 trillion compared with the balance as of the end of March 2013, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥18 billion, increased by ¥17 billion compared to the end of March 2013.

•	P/L impact for the quarter ended June 30, 2013 was approximately ¥1 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2013	Net unrealized gains (losses)	Change from end of March 2013	Balance	Net unrealized gains (losses)
1	RMBS	35	(3)	3	(1)	0	0
2	Sub-prime RMBS	0	(2)	0	(1)	0	0
3	CMBS	385	56	(15)	(21)	0	0
4	CLOs	2,133	128	(8)	5	1,538	(3)
5	Other securitized products (card, etc.)	70	1	0	0	17	0
6	CDOs	2	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	1	0	0	0

9	Total	2,624	182	(18)	(17)	1,556	(4)

1.	Balance is the amount after impairment and before deducting net unrealized losses.
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products accounted for 76% of our investments in securitized products, an increase of 2% compared with the end of March 2013, mainly due to an increase in highly rated CLOs and CMBS.

•	AAA and AA-rated products accounted for 95% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	4	4	15	11	0	35
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	211	174	0	0	0	0	385
13	CLOs	1,746	304	54	29	0	0	2,133
14	Other securitized products (card, etc.)	37	22	1	6	1	2	70
15	CDOs	0	0	0	0	2	0	2
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	1,996	504	59	50	14	2	2,624

19	Percentage of total	76%	19%	2%	2%	1%	0%	100%
20	Percentage of total (End of March 2013)	74%	20%	3%	2%	1%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2013.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2013
1	LBO Loan[3] (Balance on a commitment basis)	21	101	3	189	314	1
2	Balance on a booking basis	7	83	3	162	254	(17)

3	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2013 was ¥3.78 trillion (¥1.55 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables